PNK ENTERTAINMENT, INC.
3980 HOWARD HUGHES PARKWAY LAS VEGAS, NEVADA 89169

February 2, 2016

VIA EDGAR TRANSMISSION AND BY ELECTRONIC MAIL Sonia Gupta Barros, Esq.

Assistant Director

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:	PNK Entertainment, Inc.

Form 10-12B

Filed December 22, 2015

File No. 001-37666

Dear Ms. Barros:

I am writing on behalf of PNK Entertainment, Inc. (“OpCo” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance, Office of Real Estate and Commodities (the “Staff”), of the Securities and Exchange Commission dated January 22, 2016 (the “Comment Letter”) relating to the above-referenced Form 10-12B (the “Form 10”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Form 10 (the “Amended Form 10”) which reflects revisions made to the Form 10 in response to the comments of the Staff as well as general updates to the Form 10. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Information Statement attached to the Form 10, while the page numbers in the responses refer to pages in the Information Statement attached to the Amended Form 10. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Form 10.

For your convenience, we are emailing to your attention copies of the Amended Form 10, including a copy marked to show the changes from the Form 10.

Sonia Gupta Barros, Esq.

February 2, 2016

General

1.	We note from your disclosure regarding the OpCo Cash Payment, including on page 4, that you expect to incur debt pursuant to either the Bridge Commitment Letter or the Takeout Commitment Letter, and that you may also issue senior unsecured notes in connection with the Takeout Commitment Letter. We further note that, in connection with the distribution, a portion of the proceeds of your borrowings will be transferred to Pinnacle and such cash will be used to pay off a portion of Pinnacle’s existing indebtedness. Please provide us supplementally with your analysis of the impact of these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Response: As described in the Form 10, OpCo expects that a substantial portion of the proceeds from the borrowings under the facilities contemplated by the Bridge Commitment Letter or the Takeout Commitment Letter (the “Relevant Debt Proceeds”), as applicable, will be distributed to Pinnacle at a point in time when Pinnacle owns 100% of OpCo.

Such distribution of Relevant Debt Proceeds will be used by Pinnacle to retire a portion of its outstanding indebtedness. Notably, neither the Relevant Debt Proceeds nor any other cash amounts are to be paid by Pinnacle to its stockholders in connection with the Spin-Off nor are any cash amounts or other consideration to be paid by Pinnacle’s stockholders.

This type of distribution from a wholly-owned subsidiary to its parent at a point in time when the subsidiary is 100% owned by its parent is a common feature of transactions such as the Spin-Off in which shares of the subsidiary are then distributed in a pro rata dividend to stockholders of the parent without registration under the Securities Act in reliance on Staff Legal Bulletin No. 4. A number of recent examples are set forth below.

•	In the spin-off of Four Corners Property Trust, Inc. from Darden Restaurants, Inc. (October 21, 2015, File No. 001-37539), Four Corners Property Trust, Inc. incurred $351 million of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Darden Restaurants, Inc.

•	In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties incurred $1.3 billion of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Ventas, Inc.

•	In the spin-off of Baxalta Incorporated from Baxter International, Inc. (June 5, 2015, File No. 001-36782), Baxalta Incorporated incurred $5 billion of new indebtedness and distributed $4 billion of the proceeds from such indebtedness to its then-parent, Baxter International, Inc.

•	In the spin-off of The Chemours Company from E. I. du Pont de Nemours and

Sonia Gupta Barros, Esq.

February 2, 2016

Company (June 5, 2015, File No. 001-36794), The Chemours Company incurred $4 billion of new indebtedness and distributed $3.9 billion of the proceeds from such indebtedness to its then-parent, E. I. du Pont de Nemours and Company.

•	In the spin-off of CDK Global Holdings, LLC from Automatic Data Processing, Inc. (September 18, 2014, File No. 001-36486), CDK Global Holdings, LLC incurred $1 billion in new indebtedness and distributed approximately $825 million of the proceeds from such indebtedness to its then-parent, Automatic Data Processing, Inc.

The Company respectfully submits that the Pinnacle stockholders will not be providing consideration in connection with the transfer of the Relevant Debt Proceeds from OpCo to Pinnacle and will not be providing consideration in connection with the Spin-Off and that the Spin-Off meets the first condition of question four of Staff Legal Bulletin No. 4, as well as all other conditions.

2.	Please tell us how you determined it was not necessary to present an exhibit for Computation of Ratio of Earnings to Fixed Charges. Please refer to Item 601 of Regulation S-K.

Response: The Company has included this exhibit in response to the Staff’s comment. Please refer to Exhibit 12.

3.	Please tell us how you determined it was not necessary to include Rule 3-05 financial statements for your acquisition of Ameristar Casinos, Inc.

Response: The Company has included the financial statements of Ameristar Casinos, Inc. as exhibits in response to the Staff’s comment. Please refer to Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5.

Summary

Will OpCo have any debt?, page 4

4.	We note your disclosure on page 5 stating that you will use the proceeds of loans under either the Bridge Facility or the Takeout Facilities, as applicable, together with the proceeds from any Senior Notes, if applicable, to pay transaction fees and expenses. We further note your disclosure on page 53 stating that the OpCo Cash Payment will be reduced on a dollar-for-dollar basis by “all Pinnacle transaction expenses up to and including either $32,000,000 if the merger is completed on or prior to March 31, 2016 or $25,000,000 if the merger is completed after March 31, 2016 and . . . one-half of a potential fee related to third party consent.” Finally, we note that your pro forma balance sheet on page 62 includes a cash adjustment of ($60,125,000) for “the payment of estimated transaction expenses required to close the transaction.” Please revise your disclosure in an appropriate section of the prospectus to briefly identify and quantify the expected transaction expenses and to describe which parties are responsible for the payment thereof.

Sonia Gupta Barros, Esq.

February 2, 2016

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to pages 58 and 147 for revised disclosure.

5.	Please disclose the interest rates, amortization schedules, prepayment terms, and other material terms you expect to be applicable to loans under the Bridge Facility and the Takeout Facilities.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to pages 5 and 29 for revised disclosure.

6.	Please advise us what consideration you have given to filing the Bridge Commitment Letter and the Takeout Commitment Letter as exhibits to this Form 10. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has included the Bridge Commitment Letter and the Takeout Commitment Letter as exhibits in response to the Staff’s comment. Please refer to Exhibit 10.4 and Exhibit 10.5.

Summary of the Separation

OpCo Cash Payment, page 10

7.	Please revise to disclose the amount of the OpCo Cash Payment and the portion of Pinnacle’s indebtedness that will be paid off by the OpCo Cash Payment, or tell us why you do not believe such disclosure is material.

Response: The Company notes for the Staff that the actual amount of the OpCo Cash Payment and the portion of Pinnacle’s indebtedness to be paid off will not be finally known until the distribution date for the Spin-Off and closing date for the merger. The Company has, however, modified its disclosure to include an estimate, subject to certain assumptions, of the amount of the OpCo Cash Payment and portion of Pinnacle’s indebtedness to be paid off in response to the Staff’s comment. Please refer to pages 12, 58 and 147 for revised disclosure.

Conditions to the Distribution, page 10

8.	We note your disclosure regarding the plan of reorganization. Please revise your disclosure to describe this plan of reorganization in more detail. Additionally, please tell us what consideration you have given to providing a diagram depicting the organizational structure prior to and/or immediately following the reorganization.

Response: The Company has modified its disclosure, including to provide the suggested diagrams, in response to the Staff’s comment. Please refer to page 12 for revised disclosure.

Sonia Gupta Barros, Esq.

February 2, 2016

9.	We note that one of the conditions to the spin-off is that you shall have received surplus and solvency opinions from a nationally-recognized valuation or accounting firm or investment bank. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Response: The Company respectfully submits that the nature of the anticipated surplus and solvency opinions is not material to stockholders. It is customary for boards of directors to request these from independent advisory firms in connection with a declaration of dividends as additional support of the boards’ conclusions as to available funds from which dividends may be paid. It is in that context that the opinions are being sought by the Board of Directors of Pinnacle, and the anticipated opinions do not address the value, adequacy or fairness of the Spin-Off to stockholders.

Notwithstanding that the Company believes that the nature of the opinions is not material to the stockholders, the Company has modified its disclosure in response to the Staff’s comment to include further description of the nature of the anticipated opinions. Please refer to page 59 for revised disclosure.

Risk Factors, page 16

10.	We note that you plan to enter into several related party agreements with Pinnacle and/or Gaming and Leisure Properties Inc., including the Separation and Distribution Agreement, Employee Matters Agreement, Master Lease, and Tax Matters Agreement. Please include risk factor disclosure specifically addressing the fact that these agreements were not negotiated on an arm’s length basis and describing the risks arising from any conflicts of interest in negotiating and performing under the agreements, or tell us why you believe such disclosure is not material.

Response: The Company respectfully submits that, notwithstanding the fact that the Separation and Distribution Agreement, Employee Matters Agreement, Master Lease, and Tax Matters Agreement may be viewed as related party agreements at the time such agreements are entered into (because they are being entered into between Pinnacle and OpCo at a time when Pinnacle owns 100% of OpCo), such agreements were negotiated on an arm’s length basis. The terms of each of these agreements were negotiated between Pinnacle and GLPI on an arm’s length basis in light of GLPI’s contemplated acquisition of Pinnacle and are attached as exhibits to the merger agreement. In addition, neither Pinnacle nor OpCo may modify any of the forms of these agreements without GLPI’s prior written consent. As such, the Company believes that adding a risk factor describing the risks arising from any conflicts of interest in negotiating and performing under these agreements would be inapplicable in this context.

The Company has, however, modified its disclosure in response to the Staff’s comment to clarify that, notwithstanding the fact that these agreements will be related party agreements at the time such agreements are entered into, such agreements were negotiated by Pinnacle on an arm’s length basis with GLPI. Please refer to pages 8, 15, 45, 53 and 145 for revised disclosure.

Sonia Gupta Barros, Esq.

February 2, 2016

11.	We note your discussion in this section of the obligations to satisfy certain non-monetary obligations that may be imposed if GLPI mortgages the properties. To the extent material, please briefly describe these obligations in an appropriate section of the prospectus.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 26 for revised disclosure.

The Separation, page 47

12.	We note that you will be retaining the Belterra Park property and excess land at certain locations following the separation and distribution, while Pinnacle will retain the ownership or leasing of the remainder of its real property. Please revise your disclosure to briefly explain why you will retain the Belterra Park property and the excess land and the criteria used to determine which property assets you would retain.

Response: The Company notes for the Staff that its retention of the Belterra Park property and the excess land was the result of negotiations with GLPI regarding which of Pinnacle’s properties would be included in the transaction. The Company has modified its disclosure in response to the Staff’s comment to clarify that its retention of such properties was the result of such negotiations. Please refer to pages 1, 3, 17, 51 and 69 for revised disclosure.

Reasons for the Separation, page 47

13.	We note your disclosure stating that the “proposed separation will meaningfully reduce OpCo’s conventional leverage and will provide financial flexibility to capitalize on internal and external growth opportunities.” We also note your risk factor disclosure on page 24 under the heading “Our expected indebtedness and projected future borrowings could adversely affect our financial health . . . ,” including the reference to your “anticipated high levels of debt.” Please clarify what you mean by “conventional leverage,” and please revise your disclosure to reconcile these statements, or advise us why no reconciliation is needed.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to pages 28 and 51 for revised disclosure.

The Master Lease, page 50

14.

We note that the initial rent payment is subject to adjustment. Please tell us if the detail of the potential adjustments are disclosed in your filing or revise your filing to disclose more detail of the potential adjustments.

Sonia Gupta Barros, Esq.

February 2, 2016

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 54 for revised disclosure.

Capitalization, page 57

15.	We note the line item in your capitalization table labeled “New senior unsecured notes offered hereby.” Please revise to clarify that no senior unsecured notes are being offered by this Form 10.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 61 for revised disclosure.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 61

16.	Please tell us the terms of the transaction that resulted in your determination that the leaseback of the gaming facilities will not qualify for sale-leaseback accounting. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

Response: The Company notes for the Staff that the spin-leaseback of real estate requires the consideration of sale-leaseback guidance. Accounting Standards Codification (“ASC”) 840-40-25-9 provides the following criterion for leaseback transactions to qualify for sale-leaseback accounting:

a.	It meets the definition of a normal leaseback.

b.	The payment terms and provisions adequately demonstrate the buyer-lessor’s initial and continuing investment in the property as described in paragraphs 360-20-40-9 through 40-24.

c.	The payment terms and provisions transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee described in paragraphs 360-20-40-37 through 40-64, 840-40-25-13 through 25-14, and 840-40-25-17.

It was concluded by the Company that certain terms within the Master Lease contain continuing involvement provisions prohibiting sale-leaseback accounting for this transaction. ASC 840-40-25-13 through 25-14 and 840-40-25-17 include various examples of continuing involvement for the purpose of applying the guidance in the Subtopic. Additionally, ASC 360-20-40-37 through 40-64 describe forms of continuing involvement by seller-lessees. The examples provided in these Subtopics are common forms of continuing involvement and if the seller-lessee has some other form of continuing involvement in the property, the transaction shall be accounted for according to the nature of the involvement.

Sonia Gupta Barros, Esq.

February 2, 2016

The most significant form of continuing involvement identified by the Company within the terms of the Master Lease is the lessee requirement to participate in the sale of its operations (or tenant assets) in connection with the expiration or early termination of the Master Lease and identification of a successor tenant. The sale process could ultimately require the Company to divest substantially all of its business assets (including its gaming licenses). Consequently, the Master Lease requires substantive lessee involvement in connection with the expiration or early termination of the Master Lease and limits the Company’s ability to exit the Master Lease with its tenant assets after expiration or early termination of the Master Lease. Moreover, the Master Lease includes terms that could potentially require the Company to continue operating its business in the leased facilities beyond the expiration or early termination of the Master Lease (including being required to continue paying rent and paying to maintain the property) for an unlimited period in order to facilitate an orderly transition to a new tenant mitigating business interruptions for the benefit of the lessor.

In addition to the terms described above, the Master Lease includes other terms that would represent continuing involvement, including requiring the lessee to maintain certain accounts that can be interpreted as collateral for the lessor under ASC 840-40-25-14(d).

For these reasons, the Company determined that the leaseback of the gaming facilities does not qualify for sale-leaseback accounting.

17.	We note your adjustment a in Note 3 and adjustments d in Notes 4 and 5. Please clarify for us if you will have the terms of your financing finalized before requesting effectiveness. We may have further comment.

Response: The Company expects that the terms of its financing will be finalized substantially concurrently with the Spin-Off and subsequent Pinnacle merger with an affiliate of GLPI, which would occur after the Company’s request for effectiveness of its Form 10. However, the Company, which will then be a reporting company under the Exchange Act, and will comply with its disclosure obligations under applicable law which will include filing a Form 8-K disclosing the final terms of its financing arrangements.

18.	We note your adjustment c in Note 3. Please tell us how you determined that these costs are factually supportable. Please refer to Article 11 of Regulation S-X.

Response: The Company notes for the Staff that it has modified adjustment c in Note 3. The modification includes the reclassification of interest payments associated with September 30, 2015 Pinnacle accrued interest previously included within the total adjustment as transaction expenses. The Company has reclassified this pro forma cash payment obligation to adjustment d in Note 3 and has revised its disclosure in this Note to more accurately describe the nature of the adjustment. The Company is required to pay any accrued and unpaid interest in respect to Pinnacle’s existing indebtedness as of the time of transaction close less than the amount of such interest as of December 31, 2015. As of September 31, 2015, Pinnacle accrued interest exceeded the amount of accrued interest as of December 31, 2015, therefore the Company would have been obligated to pay this excess if the transaction closed as of September 30, 2015. In addition to this modification, the Company updated its transaction expense adjustment based on additional information obtained since the previous filing.

Sonia Gupta Barros, Esq.

February 2, 2016

The Company’s revised adjustment includes unreimbursed costs for legal and advisor fees from third-party professional service providers and other contractual payment obligations required to be paid by the Company in connection with the closing of the transactions. The adjustment amount was determined through actual billings from professional service providers, amounts obtain directly from correspondence with professional service providers and from contractual agreements. Based on the reliability of evidence supporting adjustment c in Note 3, the Company has concluded that the modified adjustment meets the factually supportable criteria of Article 11 of Regulation S-X.

19.	Please revise pro forma adjustment g in Note 3 to provide an expanded discussion of how the transaction will result in the impairment of intangible assets. Further, please revise to disclose how you determined fair value in your impairment assessment.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 71 for revised disclosure.

20.	We note your adjustment g in Note 3. Please clarify for us if you will complete Step 2 of the goodwill impairment test prior to requesting effectiveness. We may have further comment.

Response: The Company’s management anticipates that it will complete a preliminary Step 2 goodwill impairment test for its pro forma prior to requesting effectiveness of the Form 10. It is expected that this test will be updated as of the closing date of the transactions.

21.	We note your adjustment j in Note 3 which removes approximately $3.6 billion in debt to be assumed by Merger Sub. On page 4 of your filing, you state that $2.7 billion of debt will be assumed by GLPI. Please reconcile these different amounts for us. To the extent this difference is due to adjustment d in Note 3, please revise your filing to clarify.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 71 for revised disclosure.

22.	We note your adjustment k in Note 3. Please clarify for us how you determined 12% is the appropriate incremental borrowing rate and that 35 years is the appropriate term. Further, please tell us how you considered the variable nature of the rent payments and that your rent payment for the first year is subject to adjustment. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company notes for the Staff, and as is disclosed in the Unaudited Pro Forma Consolidated Balance Sheet, it has determined the leaseback of the gaming facilities will not qualify for sale-leaseback accounting. If there is a prohibitive form of

Sonia Gupta Barros, Esq.

February 2, 2016

continuing involvement in a leaseback transaction by the lessee, ASC 840-40-25-11 requires that the transaction be accounted for as either a financing or by using the deposit method. Guidance on the selection of the appropriate method is outlined by the provisions of ASC 360-20. The Company concluded that the financing method under ASC 360-20 would be appropriate as all parties will be bound by contracts, all consideration will be exchanged, and all conditions precedent to the closing will have been performed as of the closing of the transactions with GLPI. Further, as there is no consideration in a spin-leaseback transaction, the Company looked to the capital lease recognition and measurement guidance in ASC 840 to help determine how to recognize the financing obligation. ASC 840 requires using the present value of the minimum lease payments, which involves determining the lease term, an incremental borrowing rate, and minimum lease payments.

Lease Term

The Master Lease has an initial non-cancellable term of ten years and five separate renewal terms of five years at OpCo’s option that are exercisable on an all or none basis. That is, if the Company does not exercise its option on any single gaming facility, then it would lose its right to continue the lease for all gaming facilities, subject to the Master Lease. ASC 840 states, among other criteria, that the lease term include all renewal periods when a penalty for failure to renew is so large that it appears there is reasonable assurance at the inception date that the lease will be renewed. The ASC 840-10 definition of a penalty states that a penalty includes:

[a]ny requirement imposed on the lessee by the lease agreement or by factors outside the lease agreement to do any of the following … forego an economic benefit, or suffer an economic detriment…

ASC 840-10 further provides factors to consider in determining whether an economic detriment may be incurred. These factors include, but are not limited to, the relative importance or significance of the properties to the continuation of the lessee’s line of business or service to its customers and the ability or willingness of the lessee to bear the cost associated with relocation or replacement of the leased property at market rates or to tolerate other parties using the leased property.

The gaming facilities subject to the Master Lease represent substantially all of OpCo’s business (e.g., revenues, assets, etc.). There are also various legal restrictions in the jurisdictions the Company operates within that limit the availability and location of gaming facilities, which makes relocation or replacement of the leased gaming facilities restrictive and potentially impracticable or unavailable. In consideration of these factors, the Company concluded that failure to renew the Master Lease would impose a significant penalty on the Company such that the exercise of each renewal option in the Master Lease is reasonably assured at the inception of a lease. Therefore, under ASC 840, the lease term for the Master Lease was determined to be 35 years.

Sonia Gupta Barros, Esq.

February 2, 2016

Incremental Borrowing Rate

ASC 840 glossary provides the following definition of an incremental borrowing rate:

The rate that, at lease inception, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased asset.

In accordance with this guidance, the Company’s determination of the 12% incremental borrowing rate was based on an estimated rate it would incur on debt obtained over a similar term for the specific purpose of acquiring the leased asset. In developing this rate the Company looked to Pinnacle’s current borrowing rates and observable market yield curve data for comparably rated borrowings. There is very limited market data for financing over a term of 35 years, which was determined to be the lease term, to a lender with the Company’s credit rating. Therefore, the Company included a risk premium adjustment to the observable market data for the risk associated with borrowing over a term of 35 years. Based on information from market participants and those financial institutions that have provided financing commitments for this transaction, the Company expects its current 7 to 8 year obligations to be 7% and 7.5%. The Company adjusted these rates by estimated risk premiums ranging from approximately 5% to 6% to account for the duration of the term. The Company corroborated the reasonableness of its estimate through discussions held with its current lenders regarding expected rates such lenders would expect the market to require in lending to the Company over a similar term.

Minimum Lease Payments and Contingent Rentals

The rent structure under the Master Lease includes both a fixed component and a performance based (i.e., variable) component.

The fixed component includes scheduled payments that are subject to an annual escalator of up to 2% if certain rent coverage ratio thresholds are met. In addition, the fixed component includes years 1 and 2 performance based component described below.

The performance based component is based on the revenue performance of the facilities, which is prospectively adjusted, subject to a floor of zero every two years by an amount equal to 4% of the average change to net revenues of all facilities under the Master Lease during the preceding two years. For example, if the average net revenue from years 1 and 2 of the Master Lease decline 10% below the preceding average net revenue benchmark determined at lease inception, then the performance based rent would be declined by 0.4% of average revenue (or 4% of the change) for years 3 and 4 of the Master Lease. Conversely, if the average net revenues from years 1 and 2 of the Master Lease increase 10% above the average net revenue benchmark determined at lease inception, then the performance based rent would be adjusted upward 0.4% of average revenue (or 4% of the change) for the following 2 years of the Master Lease. Since the

Sonia Gupta Barros, Esq.

February 2, 2016

performance based rent component is based on formula requiring the previous two years, Years 1 and 2 of the performance based rent will be determined (i.e., fixed) prior to lease inception. Therefore, the performance based rent in years 1 and 2 is considered a fixed lease payment. However, the performance based rents in years 3 through 35 are contingent based on changes in future revenue.

ASC 840-10 defines contingent rentals as follows:

The increases or decreases in lease payments that result from changes occurring after lease inception in the factors (other than the passage of time) on which lease payments are based... The term contingent rentals contemplates an uncertainty about future changes in the factors on which lease payments are based.

In accordance with ASC 840-10, minimum lease payments under the Master Lease include the fixed components of OpCo rent including the initial two years of the performance based rent as it is determined for years one and two of the lease at lease inception. These minimum lease payments were used to estimate the initial financing obligation recognized at the date of the Spin-Off.

23.	We note your adjustment o in Note 3. Please revise to include a table detailing the pro forma adjustments impacting Adjusted paid-in capital and cross reference the table to the related adjustments elsewhere in Note 3.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 72 for revised disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Financing in Connection with GLPI Transaction, page 86

24.	Please revise your disclosure to discuss the conditions pursuant to which funding is available under the Bridge Commitment Letter and the Takeout Commitment Letter. We note the disclosure included under the heading “Financing of the Transactions— Pinnacle’s Financing” on pages 100-101 of the Registration Statement on Form S-4, as amended, filed by Gaming & Leisure Properties, Inc. on December 23, 2015 (File No. 333-206649).

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to pages 91 and 92 for revised disclosure.

Contractual Obligations and Other Commitments, page 86

25.	Please revise to also provide a table of contractual obligations on a pro forma basis.

Sonia Gupta Barros, Esq.

February 2, 2016

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 93 or below for revised disclosure.

Critical Accounting Estimates

Indefinite-lived Intangible Assets, page 88

26.	We note your adjustment g on page 67 regarding non-cash impairment of other intangible assets and the potential impairment of goodwill. Please clarify for us how you determined this impairment should not yet be reflected in the financial statements. Also, please tell us how you determined it was not necessary to discuss this impairment in your management’s discussion and analysis.

Response: The Company notes for the Staff that the pro forma impairment and potential goodwill impairment described in adjustment g on page 67 of the Form 10 is subject to the ultimate closing of the transactions with GLPI. The transactions with GLPI constitute a significant financial restructuring event that will increase the Company’s cash flow obligations in connection with the Master Lease financing obligation. The Company has concluded that its value before and after the transactions close would change due to adjustments in its discounted cash flow models, which most notably include an estimated increase in its reporting unit weighted average cost of capital assumptions and the associated discount rate assumptions utilized in the models. Uncertainties remain regarding the completion of the transactions as currently contemplated. The ultimate closing of the transactions is subject to, among other items, the receipt of the approval of stockholders of both GLPI and Pinnacle and the receipt of all required regulatory approvals in a timely manner. Given the substantive uncertainties associated with the completion of the proposed transactions and the fact that there would be significant changes to any other plan for a separation of Pinnacle real estate from its operating assets, the Company concluded that the non-cash impairment and potential goodwill impairment described in adjustment g on page 67 of the Form 10 should not yet be reflected in its financial statements. Pinnacle is currently completing its fourth quarter annual impairment testing using pre-transaction valuation assumptions and Pinnacle’s management expects that no material impairments will be recognized at the reporting units that will ultimately be subject to the Master Lease if the transactions close. Any such impairments will be reflected in Pinnacle’s Form 10-K for the year ended December 31, 2015.

The Company has modified its disclosure in the management’s discussion and analysis in response to the Staff’s comment. Please refer to page 95 for revised disclosure.

Description of Capital Stock, page 144

27.	Please disclose the number of shares of your common stock that you expect to be subject to outstanding options, restricted stock units, or other warrants, rights, or convertible securities immediately following the distribution, or tell us why you believe such disclosure is not material. Refer to Item 201(a)(2) of Regulation S-K.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 156 for revised disclosure.

Financial Statements

Note 7 – Investments and Acquisition Activities, page F-28

28.

We note that you have recorded intangible assets not subject to amortization in connection with the acquisition of Ameristar Casinos, Inc. and related to Belterra Park’s VLT license. Please tell us more about the trade names and gaming licenses and the factors you considered in determining that they have an indefinite life. In

Sonia Gupta Barros, Esq.

February 2, 2016

this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trade names and gaming licenses. See ASC 350-30-35-1 through -5.

Response: In response to the Staff’s comment regarding the useful lives of the intangibles assets not subject to amortization in connection with the acquisition of Ameristar and related to Belterra Park’s VLT license, the Company respectfully submits that it has analyzed the expected useful lives of the assets under the guidance of ASC 350-30. In accordance with ASC 350-30-35-4, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life shall be considered indefinite.

The Company’s indefinite-lived intangible assets include gaming licenses in Indiana, Iowa, and Missouri and a VLT license in Ohio. The American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Gaming provides the following guidance related to determining whether gaming licenses have finite or indefinite lives:

Although a gaming entity should perform a detailed review of the criteria in FASB ASC 350, gaming entities have historically determined that such licenses are in-definite lived primarily because renewal is expected to occur without a substantial cost and without material modification to the terms and conditions of the license.

Consistent with the reference guidance above, the cash flow from the Company’s gaming operations are dependent on the renewal of these licenses. The renewal of each state’s license depends on a number of factors, including the payment of certain fees and taxes, providing certain information to the state’s gaming regulator, and meeting certain inspection requirements. However, historical experience has not indicated, nor does the Company expect, any limitations regarding its ability and intent to continue to renew each license. No other competitive, contractual, or economic factor limits the useful lives of these intangible assets and renewal of these licenses is expected to occur without a substantial cost and without material modifications to the terms and conditions of the license, therefore, the Company has concluded the useful lives of these licenses are indefinite.

The Company’s indefinite-lived intangible assets also include the acquired Ameristar trade names brands. These trade names have been in use for many years and are well recognized. The trade names are registered and maintained with minimal administrative effort and cost. The Company also has no plans to change or rebrand the name in the foreseeable future. Given that there are no specific factors limiting the useful life, and that there are no plans to disband the name, the Company has deemed the asset to have an indefinite life.

* * *

Sonia Gupta Barros, Esq.

February 2, 2016

The Company hereby acknowledges the following:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (702) 541-7733.

Very truly yours,

PNK ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez
Name:	Carlos A. Ruisanchez
Title:	President, Treasurer and Secretary

cc:	Anthony M. Sanfilippo

Stephen F. Arcano, Esq.

Neil P. Stronski, Esq.

Ryan Cupersmith